UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Guardian Technologies International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

400910-40-2

(CUSIP Number)

Michael W. Trudnak

512 Herndon Parkway, Suite A

Herndon, VA 20170

(703) 464-5495

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Neil R.E. Carr, Esq.

Babirak, Vangellow, & Carr, P.C.

1920 L Street NW, Suite 525, Washington, D.C. 20036

(202) 467-0916

October 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 400910-40-2	Page 2 of 6

1.			NAMES OF REPORTING PERSONS Michael W. Trudnak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) (b)
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Michael W. Trudnak, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,081,030
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	6,081,030
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,081,030 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		14.26% of Common Stock
14.			TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 400910-40-2	Page 3 of 6

Introductory Statement

The information contained in the Schedule 13D filed by Mr. Michael W. Trudnak on August 14, 2003 (“Original Schedule 13D Filing”), as amended by Amendment No. 1 to the Schedule 13D filed on February 11, 2005 (“Amendment No. 1”), is hereby further amended by this Amendment No. 2 to the Original Schedule 13D Filing (“Amended Filing”) to the extent set forth hereinbelow.  Capitalized terms used herein shall have the meaning set forth in the Original Schedule 13D Filing as amended by Amendment No. 1.

Item 1.

Security and Issuer.

The address of the principal executive offices of Guardian Technologies International, Inc., the issuer is as follows: 516 Herndon Parkway, Suite A, Herndon, Virginia 20170.  Except as set forth hereinabove, there is no change from Original Schedule 13D Filing as amended by Amendment No. 1.

Item 2.

Identity and Background.

(b)

The Reporting Person’s principal business address is: 516 Herndon Parkway, Suite A, Herndon, Virginia 20170.

Except as set forth hereinabove, there is no change from Original Schedule 13D Filing as amended by Amendment No. 1.

Item 3.

Source and Amount of Funds or Other Consideration.

On January 14, 2007, the Company granted to Mr. Trudnak options to purchase 125,000 shares of Common Stock at an exercise price of $0.90 per share.  The options vest and become exercisable as to one-half on January 14, 2008, and one-half on January 14, 2009.  The options expire January 13, 2017.

On October 8, 2007, the Company granted to Mr. Trudnak, as compensation for deferring his salary during certain periods, options to purchase 707,530 shares of

CUSIP NO. 400910-40-2	Page 4 of 6

Common Stock at an exercise price of $0.81 per share.  The options became immediately exercisable on the date of grant and expire October 7, 2017.

Except as set forth hereinabove, there is no change from the Original Schedule 13D filing as amended by Amendment No. 1.

Item 4.

Purpose of Transaction.

The purpose of this Amended Filing is to report the acquisition of the following securities of the Company: on January 14, 2007, the Reporting Person acquired as compensation options to purchase an aggregate of 125,000 shares of the Company’s Common Stock, as disclosed in response to Item 3 hereinabove and incorporated herein by reference thereto; and, effective October 8, 2007, the Reporting Person was granted options to purchase 707,530  shares of the Company’s Common Stock, as disclosed in Item 3 hereinabove and incorporated herein by reference thereto.

Except as set forth hereinabove, there is no change to the information contained in the Original Schedule 13D Filing as amended by Amendment No. 1.

Item 5.

Interest in Securities of the Issuer.

(a) and (b).

Mr. Trudnak may be deemed to be the beneficial owner of the 6,081,030 shares or 14.26% of the total outstanding shares of Common Stock of the Company (calculated on the basis of the 41,422,036 shares of the Company’s Common Stock issued and outstanding as of the date of the filing of this amendment to Schedule 13D and an aggregate of 1,230,030 shares of the Company’s Common Stock to be issued upon the exercise of outstanding options granted to Mr. Trudnak that are exercisable within 60 days of the date of the filing hereof).   Mr. Trudnak has the power to direct the

CUSIP NO. 400910-40-2	Page 5 of 6

voting and disposition of the shares of the Company’s Common Stock underlying the stock options granted to him on January 14, 2007, and October 8, 2007.

 (c)

On January 14, 2007, the Reporting Person acquired options to purchase an aggregate of 125,000 shares of the Company’s Common Stock as compensation, as disclosed in response to Item 3 hereinabove and incorporated herein by reference thereto.  On October 8, 2007, the Reporting Person acquired options to purchase an aggregate of 707,030 shares of the Company’s Common Stock as disclosed in response to Item 3 hereinabove and incorporated herein by reference thereto.

(d)

None.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change from the Original Schedule 13D Filing as amended by Amendment No. 1.

Item 7.

Material To Be Filed As Exhibits.

No change from the Original Schedule 13D Filing as amended by Amendment No. 1.

CUSIP NO. 400910-40-2	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2007	MICHAEL W. TRUDNAK Signed: /s/ Michael W. Trudnak

29312005.133